UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number: 000-50880

WHITE KNIGHT RESOURCES LTD.
(Translation of registrant's name into English)

922 - 510 West Hastings Street,
Vancouver B.C., V6B 1L8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated February 9, 2007

99.2	Material Change Report dated February 9, 2007

99.3	Report Prescribed by Section 189.1.1 of the Securities Regulation (Quebec) dated February 12, 2007

99.4	Notice of Guaranteed Delivery dated February 12, 2007

99.5	Letter of Acceptance and Transmittal dated February 12, 2007

99.6	Take-Over Bid Circular

99.7	Consent of Mine Development Associated dated February 5, 2007

99.8	Consent of Alan Noble dated February 12, 2007

99.9	Consent of Richard M. Gowans dated February 12, 2007

99.10	Consent of New Caledonian Geological Consulting dated February 8, 2007

99.11	News Release dated February 13, 2007

99.12	Material Change Report dated February 13, 2007

99.13	Interim Financial Statements for the Period Ended December 31, 2006

99.14	Interim Management's Discussion and Analysis for the Period Ended December 31, 2006

99.15	Form 52-109F2 - Certification of Interim Filings - CFO

99.16	Form 52-109F2 - Certification of Interim Filings - CEO

99.17	News Release dated February 26, 2007

99.18	Material Change Report dated February 26, 2007

99.19	Director's Circular dated February 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

White Knight Resources Ltd.
(Registrant)

Date: March 1, 2007	By:	/s/ Megan Cameron-Jones
Megan Cameron-Jones
	Title:	Corporate Secretary